FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

June 24, 2024

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary prospectus supplement, dated June 24, 2024, and the accompanying prospectus, dated July 29, 2022, included in the Issuer’s Registration Statement on Form S-3 (File No. 333-266405) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”), any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

ENBRIDGE INC.

7.375% Fixed-to-Fixed Rate Subordinated Notes due 2055

7.200% Fixed-to-Fixed Rate Subordinated Notes due 2054

	2055 Notes	2054 Notes
Issuer:	Enbridge Inc. (the “Company”)
Security Type:	Fixed-to-Fixed Rate Subordinated Notes due March 15, 2055 (the “2055 Notes”)	Fixed-to-Fixed Rate Subordinated Notes due June 27, 2054 (the “2054 Notes” and, together with the 2055 Notes, the “Notes”)
Pricing Date:	June 24, 2024
Settlement Date*:	June 27, 2024 (T+3)
Maturity Date:	March 15, 2055	June 27, 2054
Principal Amount:	US$500,000,000	US$700,000,000
Public Offering Price:	100.000%	100.000%
Initial Interest Reset Date:	March 15, 2030	June 27, 2034
Interest Rate:	(i) From, and including, June 27, 2024 to, but not including, March 15, 2030 at the rate of 7.375% per annum and (ii) from, and including, March 15, 2030, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 3.122%, to be reset on each Interest Reset Date.	(i) From, and including, June 27, 2024 to, but not including, June 27, 2034 at the rate of 7.200% per annum and (ii) from, and including, June 27, 2034, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 2.970%, to be reset on each Interest Reset Date.
Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2024.	Semi-annually in arrears on June 27 and December 27 of each year, commencing on December 27, 2024.

Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Company may elect, in its sole discretion, at any date other than an Interest Payment Date, to defer the interest payable on either series of the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date.
Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.
Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York.
Optional Redemption:	The Company may, at its option, redeem either series of the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) the date falling three months prior to the applicable Initial Interest Reset Date and ending on (and including) such Initial Interest Reset Date and (ii) after such Initial Interest Reset Date, on any applicable Interest Payment Date, in each case, at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
Redemption on Tax Event or Rating Event:

Within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of either series of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	29250N CG8 / US29250NCG88	29250N CF0 / US29250NCF06
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Truist Securities, Inc. Barclays Capital Inc. Wells Fargo Securities, LLC
Co-Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Morgan Stanley & Co. LLC

Roberts & Ryan, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

AmeriVet Securities, Inc.

C.L. King & Associates, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about June 27, 2024, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Truist Securities, Inc. toll-free at 1-800-685-4786.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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